Trust for Investment Grade Pennsylvania Municipals (VTP)


The Joint Annual Meeting of Shareholders of the Trust was held on July 28, 1998, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of Theodore A. Myers as elected trustee by the preferred shareholders of the Trust 1,180 shares voted in his favor and 0 shares withheld. With regard to the election of Don G. Powell as elected trustee by the common shareholders of the Trust 6,580,442 shares voted in his favor and 50,589 shares withheld. With regard to the election of Hugo F. Sonnenschein as elected trustee by the common shareholders of the Trust 6,572,684 shares voted in his favor and 58,347 shares withheld. The other trustees of the Fund whose terms did not expire in 1998 are Dennis J. McDonnell, Rod Dammeyer, David C. Arch, Wayne W. Whalen, Steven Muller and Howard J Kerr. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 6,552,566 shares voted in favor of the proposal, 19,774 shares voted against and 59,871 shares abstained.